199 South Los Robles Avenue, Suite 200  ♦  Pasadena, California  91101
Tel (626) 585-5920  ♦  Fax  (626) 585-5929

December 2, 2015

To the Shareholders of
CNL Growth Properties, Inc.

RE:           notification of HIGHER offer to purchase

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,130,000 common shares (the "Shares"), in CNL Growth Properties, Inc. (the "Corporation"), for cash in the amount of $5.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated December 2, 2015, and the related Transfer Agreement (together, the “Offer”).  Investors should consider the following:

•	Our offer is $1.00 per Share (25%) higher than the recent offer by CMG to purchase Shares.

•
The most recent reported sales of the Shares were at a weighted average of $5.85 per Share.  Our offer exceeds that price after accounting for the $1-$1.70 per Share capital distribution recently declared by the Corporation which you will keep, assuming it is paid before the Offer expires as the Corporation has announced, and our offer avoids the payment of commissions, which often exceed 5% of the sale price.

•	The Corporation suspended its redemption program and has no expectation of reinstating it, and the Shares are not traded on any public market.

•	The Corporation states that there is no specific date by which it must have a liquidity event, and there is no assurance of a liquidity event in the near term.

A Transfer Agreement is enclosed which you can use to tender your Shares.  Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. We will withdraw all previous tenders of Shares tendered to us as permitted in the Transfer Agreement. Please make sure we receive your executed Transfer Agreement prior to December 30, 2015 if you have tendered to CMG and want to receive the higher price we are offering. You should read the entire Offer before tendering your Shares.

A complete copy of the Offer documents is also available from the following website: Go to:  www.vroomspro.com/Login.aspx Login: CNL Growth; Password: Password1 (case sensitive).  A copy of the Offer documents may also be obtained from the SEC’s EDGAR website at www.sec.gov.  The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.  If you would like a complete copy of the Offer documents mailed or emailed to you at no charge, please contact Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to CNLGrowthOffer@everestworld.com.

Unless extended, our offer will expire at 5:00 pm Pacific Time on January 4, 2016.

Very truly yours, Everest REIT Investors I, LLC